Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2018 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on November 15, 2018

Guangzhou, China, November 14, 2018 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•                  Total net revenue for the third quarter of 2018 increased by 16.4% year over year to RMB17.8 billion (US$2.6 billion) from RMB15.3 billion in the prior year period.

•                  The number of active customers1 for the third quarter of 2018 increased by 11% year over year to 26.5 million from 23.8 million in the prior year period.

•                  Total orders2 for the third quarter of 2018 increased by 29% year over year to 95.7 million from 74.0 million in the prior year period.

•                  Gross profit for the third quarter of 2018 increased by 3.8% year over year to RMB3.6 billion (US$528.7 million) from RMB3.5 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the third quarter of 2018 was RMB228.7 million (US$33.3 million), as compared with RMB338.1 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders3 for the third quarter of 2018 was RMB500.8 million (US$72.9 million), as compared with RMB559.8 million in the prior year period.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the third quarter of 2018, we saw healthy growth in the number of active customers, which increased by over 11% year over year. Further, our average revenue per customer continued to improve year over year, which proves our operational strengths and execution capability. We remain focused on our merchandising strategy, aiming to further deepen our expertise in the field of discount retailing.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “During the third quarter, our average revenue per customer increased by 5% year over year, driven by the strong improvement in the number of average orders per customer. We continue to execute on our merchandising strategy, which will create sustainable shareholder value in the long term.”

1 “Active customers” is defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2 “Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3 Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) gain on disposal, revaluation and value changes of investments, and (vi) share of result in investment of limited partnership that is accounted for as an equity method investee.

Recent Business Highlights

•                  In the third quarter of 2018, Vipshop’s total active customers grew by 11% year over year. The number of new customers from Tencent and JD.com accounted for approximately 22% of Vipshop’s total new customers during the quarter.

•                  In the third quarter of 2018, Vipshop’s average revenue per customer increased by approximately 5% year over year. The Company’s customer stickiness continued to improve. Specifically, around 85% of customers during this quarter were repeat customers, and 96% of orders were placed by repeat customers.

•                  As of September 30, 2018, approximately 2.3 million customers enrolled in Vipshop’s Super VIP Paid Membership Program, representing a 21% increase quarter over quarter.

•                  In September 2018, Vipshop’s Internet finance subsidiary completed its first offering of asset-backed notes (“ABN”) in an aggregate principal amount of RMB520 million. The Company will continue to seek external sources of funding to support its Internet finance business.

•                  During the third quarter of 2018, Vipshop added approximately 40,000 square meters of warehousing space. As of September 30, 2018, the Company has approximately 2.9 million square meters of total warehousing space, of which around 1.8 million square meters is owned by Vipshop.

Third Quarter 2018 Financial Results

REVENUE

Total net revenue for the third quarter of 2018 increased by 16.4% year over year to RMB17.8 billion (US$2.6 billion) from RMB15.3 billion in the prior year period, primarily driven by the growth in the number of total active customers and the improvement in average revenue per customer.

GROSS PROFIT

Gross profit for the third quarter of 2018 increased by 3.8% to RMB3.6 billion (US$528.7 million) from RMB3.5 billion in the prior year period. Gross margin for the third quarter of 2018 was 20.4% as compared with 22.9% in the prior year period, primarily attributable to the Company’s investment into promotional activities.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2018 were RMB3.5 billion (US$503.3 million), as compared with RMB3.2 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the third quarter of 2018 decreased to 19.4% from 20.6% in the prior year period.

•                    Fulfillment expenses for the third quarter of 2018 were RMB1.8 billion (US$256.7 million), as compared with RMB1.7 billion in the prior year period, primarily reflecting an increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses for the third quarter of 2018 decreased to 9.9% from 10.9% in the prior year period.

•                       Marketing expenses for the third quarter of 2018 were RMB578.4 million (US$84.2 million), as compared with RMB478.4 million in the prior year period. As a percentage of total net revenue, marketing expenses for the third quarter of 2018 were 3.2%, as compared with 3.1% in the prior year period.

•                       Technology and content expenses for the third quarter of 2018 were RMB490.8 million (US$71.5 million), as compared with RMB455.0 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the third quarter of 2018 decreased to 2.8% from 3.0% in the prior year period.

•                       General and administrative expenses for the third quarter of 2018 were RMB624.8 million (US$91.0 million), as compared with RMB546.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the third quarter of 2018 decreased to 3.5% from 3.6% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2018 was RMB354.7 million (US$51.6 million), as compared with RMB448.2 million in the prior year period. Operating margin for the third quarter of 2018 was 2.0% as compared with 2.9% in the prior year period.

Non-GAAP income from operations4 for the third quarter of 2018, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB547.2 million (US$79.7 million), as compared with RMB703.2 million in the prior year period. Non-GAAP operating income margin5 for the third quarter of 2018 was 3.1% as compared with 4.6% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2018 was RMB228.7 million (US$33.3 million), as compared with RMB338.1 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2018 was 1.3%, as compared with 2.2% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS6 for the third quarter of 2018 was RMB0.34 (US$0.05), as compared with RMB0.56 in the prior year period.

4 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

5 Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

6 “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2018, which excludes (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) gain on disposal, revaluation and value changes of investments, and (vi) share of result in investment of limited partnership that is accounted for as an equity method investee, was RMB500.8 million (US$72.9 million), as compared with RMB559.8 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders7 for the third quarter of 2018 was 2.8%, as compared with 3.7% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS8 for the third quarter of 2018 was RMB0.75 (US$0.11), as compared with RMB0.91 in the prior year period.

For the quarter ended September 30, 2018, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 668,551,200.

BALANCE SHEET AND CASH FLOW

As of September 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB6.5 billion (US$951.4 million) and short term investments of RMB1.9 billion (US$276.9 million).

For the quarter ended September 30, 2018, net cash from operating activities was RMB221.0 million (US$32.2 million), and free cash flow9, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sep 30, 2017	Sep 30, 2018	Sep 30, 2018
	RMB’000	RMB’000	US$’000
Net cash (used in)/from operating activities	(359,678)	221,037	32,184
Add: Impact from Internet financing activities[10]	503,416	(427,526)	(62,249)
Less: Capital expenditures	(719,081)	(1,009,475)	(146,982)
Free cash flow out	(575,343)	(1,215,964)	(177,047)

For the trailing twelve months ended

	Sep 30, 2017	Sep 30, 2018	Sep 30, 2018
	RMB’000	RMB’000	US$’000
Net cash from operating activities	904,849	767,985	111,821
Add: Impact from Internet financing activities[10]	2,903,516	1,059,238	154,228
Less: Capital expenditures	(2,690,145)	(3,191,761)	(464,729)
Free cash flow in/(out)	1,118,220	(1,364,538)	(198,680)

7 Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

8 Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

9 Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

10 Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals.

Business Outlook

For the fourth quarter of 2018, the Company expects its total net revenue to be between RMB26.1 billion and RMB27.3 billion, representing a year-over-year growth rate of approximately 8% to 13%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2018, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, November 15, 2018 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2018.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#9978308

The replay will be accessible through November 23, 2018 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#9978308

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the nine-month period ended September 30, 2018 and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) gain on disposal, revaluation and fair value changes of investments, and (vi) share of result in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing, supplier financing and cooperative lending that the Company provides to customers, suppliers and individuals. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets, (d) gain on disposal, revaluation and fair value changes of investments, and (e) share of result in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets, (4) gain on disposal, revaluation and fair value changes of investments, and (5) share of result in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30,2017	September 30,2018	September 30,2018
	RMB’000	RMB’000	USD’000

Product revenues	14,900,789	17,028,266	2,479,363
Other revenues (1)	412,368	803,318	116,965
Total net revenues	15,313,157	17,831,584	2,596,328
Cost of revenues	(11,813,674)	(14,200,146)	(2,067,581)
Gross profit	3,499,483	3,631,438	528,747
Operating expenses:
Fulfillment expenses (2)	(1,674,261)	(1,762,849)	(256,676)
Marketing expenses	(478,424)	(578,446)	(84,223)
Technology and content expenses	(455,039)	(490,775)	(71,458)
General and administrative expenses (3)	(546,575)	(624,759)	(90,967)
Total operating expenses	(3,154,299)	(3,456,829)	(503,324)
Other operating income	103,017	180,097	26,223
Income from operations	448,201	354,706	51,646
Gain on disposal or revaluation of investments	0	(89,341)	(13,008)
Interest expense	(18,675)	(53,784)	(7,831)
Interest income	18,549	49,660	7,231
Foreign exchange (loss) gain	(26,950)	57,175	8,325
Income before income taxes and share of result of equity method investees	421,125	318,416	46,363
Income tax expenses (4)	(101,676)	(102,800)	(14,968)
Share of result of equity method investees	(993)	10,491	1,528
Net income	318,456	226,107	32,923
Net loss attributable to noncontrolling interests	19,599	2,641	385
Net income attributable to Vipshop’s shareholders	338,055	228,748	33,308

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	117,641,548	132,508,059	132,508,059
—Diluted	125,535,694	133,710,240	133,710,240

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	2.87	1.73	0.25
Net income attributable to Vipshop’s shareholders—Diluted	2.79	1.71	0.25

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.57	0.35	0.05
Net income attributable to Vipshop’s shareholders—Diluted	0.56	0.34	0.05

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB 948 million and RMB 1.06 billion  in the three month periods ended September 30,2017 and  September 30,2018, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 84 million and RMB 0.6 million in the three months period ended September 30,2017 and  September 30,2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 21 million and RMB 0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended September 30,2017 and  September 30,2018, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	318,456	226,107	32,923
Other comprehensive income, net of tax:
Foreign currency translation adjustments	92,229	19,291	2,809
Unrealized gain from available-for-sale investments	(1,993)	0	0
Comprehensive income	408,692	245,398	35,732
Less: Comprehensive loss attributable to noncontrolling interests	(19,599)	(9,770)	(1,423)
Comprehensive income attributable to Vipshop’s shareholders	428,291	255,168	37,155

	Three Months Ended
	September 30,2017	September 30,2018	September 30,2018
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	17,842	21,085	3,070
Marketing expenses	9,415	11,839	1,724
Technology and content expenses	51,420	61,447	8,947
General and administrative expenses	92,148	97,542	14,202
Total	170,825	191,913	27,943

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2017	September 30,2018	September 30,2018
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,973,891	6,179,874	899,807
Restricted cash	248,101	354,045	51,550
Short term investments	245,981	1,901,968	276,932
Accounts receivable, net	4,803,527	4,327,326	630,071
Amounts due from related parties	10,191	13,897	2,023
Other receivables and prepayments,net	3,674,196	3,730,176	543,124
Loan Receivables,net	0	309,248	45,027
Inventories	6,960,251	4,283,470	623,685
Total current assets	25,916,138	21,100,004	3,072,219
NON-CURRENT ASSETS
Property and equipment, net	6,660,825	7,665,441	1,116,110
Deposits for property and equipment	307,859	347,188	50,552
Land use rights, net	3,077,770	3,760,913	547,599
Intangible assets, net	400,994	354,044	51,550
Investment in equity method investees	66,334	443,340	64,551
Other investments	387,640	1,025,824	149,363
Available-for-sale investments	146,282	414,687	60,380
Other long-term assets	366,760	299,876	43,663
Goodwill	367,106	367,106	53,452
Deferred tax assets	285,112	381,159	55,498
Total non-current assets	12,066,682	15,059,578	2,192,718
TOTAL ASSETS	37,982,820	36,159,582	5,264,937

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	907,310	1,722,925	250,863
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 87,926 and RMB 59,342 as of December 31, 2017 and September 30, 2018, respectively)	11,445,109	6,930,109	1,009,043
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 965,275 and RMB 862,403 as of December 31, 2017 and September 30, 2018, respectively)	2,339,914	1,317,271	191,798
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,618,716 and RMB 1,642,652 as of December 31, 2017 and September 30, 2018, respectively)	3,537,151	3,240,951	471,892
Amounts due to related parties (Including amounts due to related parties of the VIE without recourse to the Company of RMB 616 and nil as of December 31, 2017 and September 30, 2018, respectively)	65,022	82,953	12,078
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 54,543 and RMB 93,148 as of December 31, 2017 and September 30, 2018, respectively)	203,179	280,265	40,807
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	760,000	950,000	138,322
Convertible senior notes	0	4,322,548	629,375
Total current liabilities	19,257,685	18,847,022	2,744,178
NON-CURRENT LIABILITIES
Deferred tax liability (Including deferred tax of the VIE without recourse to the Company of RMB 4,224 and 3,769 as of December 31, 2017 and September 30, 2018, respectively)	17,007	5,111	744
Deferred income-non current (Including deferred income-non current of the VIE without recourse to the Company of RMB 838 and RMB 371 as of December 31, 2017 and September 30, 2018, respectively)	362,649	379,725	55,289
Securitization debt (Including securitization debt of the VIE without recourse to the Company of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	0	494,000	71,928
Convertible senior notes	4,094,903	0	0
Total non-current liabilities	4,474,559	878,836	127,961
TOTAL LIABILITIES	23,732,244	19,725,858	2,872,139

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 116,082,330 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,276,339	1,350,661
Retained earnings	5,602,681	7,219,523	1,051,183
Accumulated other comprehensive loss	(24,242)	(11,344)	(1,651)
Noncontrolling interests	(43,943)	(50,880)	(7,408)
Total shareholders’ equity	14,250,576	16,433,724	2,392,798
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,982,820	36,159,582	5,264,937
	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30,2017	September 30,2018	September 30,2018
	RMB’000	RMB’000	USD’000
Income from operations	448,201	354,706	51,646
Share-based compensation expenses	170,825	191,913	27,943
Amortization of intangible assets resulting from business acquisitions	84,161	607	88
Non-GAAP income from operations	703,187	547,226	79,677

Net income	318,456	226,107	32,923
Share-based compensation expenses	170,825	191,913	27,943
Gain on disposal, revaluation and value changes of investments	0	89,341	13,008
Share of result in investment of limited partnership that is accounted for as an equity method investee	0	(9,684)	(1,410)
Amortization of intangible assets resulting from business acquisitions and equity method investments	84,161	607	88
Tax effect of amortization of intangible assets resulting from business acquisitions	(21,040)	(152)	(22)
Non-GAAP net income	552,402	498,132	72,530

Net income attributable to Vipshop’s shareholders	338,055	228,748	33,308
Share-based compensation expenses	170,825	191,913	27,943
Gain on disposal, revaluation and value changes of investments	0	89,341	13,008
Share of result in investment of limited partnership that is accounted for as an equity method investee	0	(9,684)	(1,410)
Amortization of intangible assets resulting from business acquisitions and equity method investments	67,857	597	87
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,965)	(149)	(22)

Non-GAAP net income attributable to Vipshop’s shareholders	559,772	500,766	72,914

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	117,641,548	132,508,059	132,508,059
—Diluted	125,535,694	133,710,240	133,710,240

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.76	3.78	0.55
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.56	3.75	0.55

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.95	0.76	0.11
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.91	0.75	0.11